                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K




[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                   For the fiscal year ended December 31, 1997

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

               For the transition period from ________ to ________


Commission file number   0-16998
                        ----------

A.    Full title of the plan:


                    DRUG EMPORIUM, INC. EMPLOYEES 401(K) PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               Drug Emporium, Inc.
                            155 Hidden Ravines Drive
                                Powell, OH 43065

                              REQUIRED INFORMATION

In lieu of the requirements of Items 1-3 of Form 11-K, the Drug Emporium, Inc. Employees 401(k) Plan which is subject to the requirements of the Employee Retirement Income Security Act of 1974, ("ERISA"), is filing herewith the plan financial statements and schedules in accordance with the financial reporting requirements of ERISA.

a)   Financial Statements

     Independent Auditors' Report

     Statements of Net Assets Available
        for Plan Benefits

     Statements of Changes in Net Assets
        Available for Plan Benefits

     Notes to Financial Statements

     Schedules:

       Assets Held for Investment Purposes
       Reportable Transactions

b)   Exhibits

       (23.1)  Independent Auditors' Consent
               Ernst & Young LLP


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                   DRUG EMPORIUM, INC. EMPLOYEES 401(K) PLAN



Date: June 30, 1998           /s/ Jane H. Lagusch
      -------------               -------------------------------
                                  Jane H. Lagusch, Vice President

                          Audited Financial Statements
                                  and Schedules

                               Drug Emporium, Inc.
                              Employees 401(k) Plan

                     Years ended December 31, 1997 and 1996
                       with Report of Independent Auditors

                    Drug Emporium, Inc. Employees 401(k) Plan

                          Audited Financial Statements
                                  and Schedules


                     Years ended December 31, 1997 and 1996


                                    CONTENTS

Report of Independent Auditors ..............................................1

Audited Financial Statements

Statements of Net Assets Available for Plan Benefits ........................2
Statements of Changes in Net Assets Available for Plan Benefits .............6
Notes to Financial Statements ..............................................10

Supplemental Schedules

Schedule of Assets Held for Investment Purposes.............................15
Schedule of Reportable Transactions.........................................16

                         Report of Independent Auditors

Administrative Committee of the
  Drug Emporium, Inc.
  Employees 401(k) Plan

We have audited the accompanying statements of net assets available for plan benefits of the Drug Emporium, Inc. Employees 401(k) Plan (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997 and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the financial statements. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                          /s/ Ernst & Young LLP

June 26, 1998
Columbus, Ohio

                                 Drug Emporium, Inc. Employees 401(k) Plan

                                     Statements of Net Assets Available
                                  for Plan Benefits, with Fund Information
                                                                    DECEMBER 31, 1997
                                              ------------------------------------------------------------
                                                STABLE                          PATHWAY         PATHWAY
                                                VALUE           INCOME          SERIES           SERIES
                                                 FUND            FUND           BALANCED      CONSERVATIVE
                                              ------------------------------------------------------------
ASSETS
Investments - at fair value                   $1,175,056        $58,657        $1,879,156        $30,491
Participants loans receivable                         --             --                --             --
Contributions receivable from employer             7,116          3,757            11,165          2,456
                                              ----------------------------------------------------------
Total assets                                   1,182,172         62,414         1,890,321         32,947

LIABILITIES                                           --             --                --             --
                                              ----------------------------------------------------------
Net assets available for plan benefits        $1,182,172        $62,414        $1,890,321        $32,947
                                              ==========================================================

See accompanying notes.

------------------------------------------------------------------------------------------------------------
                                                                    DRUG
                                                                  EMPORIUM
 PATHWAY        GROWTH AND                                          INC.
 SERIES           INCOME        INTERNATIONAL    DEVELOPMENT       COMMON           LOAN
 GROWTH            FUND             FUND            FUND           STOCK            FUND            TOTAL
------------------------------------------------------------------------------------------------------------
$219,312        $5,137,537        $133,651        $276,909        $467,011        $     --        $9,377,780
      --                --              --              --              --         238,595           238,595
  11,704            48,007           8,997          13,290           3,575              --           110,067
------------------------------------------------------------------------------------------------------------
 231,016         5,185,544         142,648         290,199         470,586         238,595         9,726,442


      --                --              --              --              --              --                --
------------------------------------------------------------------------------------------------------------
$231,016        $5,185,544        $142,648        $290,199        $470,586        $238,595        $9,726,442
============================================================================================================

                        Drug Emporium, Inc. Employees 401(k) Plan

                           Statements of Net Assets Available
                        for Plan Benefits, with Fund Information
                                                         DECEMBER 31, 1996
                                            -------------------------------------------
                                               CASH         RETIREMENT       INCOME AND
                                            MANAGEMENT     PRESERVATION        GROWTH
                                               FUND           TRUST             FUND
                                            -------------------------------------------
ASSETS
Investments - at fair value                   $13,224        $918,674        $1,464,160
Participants loans receivable                      --              --                --
Receivables:
    Contributions from participants             7,504          19,322            31,213
    Accrued investment income                      --             160                --
    Other                                         911             381               578
                                              -----------------------------------------
Total assets                                   21,639         938,537         1,495,951


LIABILITIES
Other                                          18,417             937                --
                                              -----------------------------------------
Net assets available for plan benefits        $ 3,222        $937,600        $1,495,951
                                              =========================================

See accompanying notes.

--------------------------------------------------------------
                      DRUG
                    EMPORIUM
    GROWTH            INC.
 OPPORTUNITIES       COMMON           LOAN
     FUND            STOCK            FUND            TOTAL
--------------------------------------------------------------
  $2,924,279        $536,248        $     --        $5,856,585
          --              --         109,075           109,075

      68,448              --              --           126,487
          --              --              --               160
       1,412          17,342              --            20,624
--------------------------------------------------------------
   2,994,139         553,590         109,075         6,112,931


       9,485              --           3,730            32,569
--------------------------------------------------------------
  $2,984,654        $553,590        $105,345        $6,080,362
==============================================================

                                              Drug Emporium, Inc. Employees 401(k) Plan

                                            Statements of Changes in Net Assets Available
                                               for Plan Benefits, with Fund Information
                                                                     YEAR ENDED DECEMBER 31, 1997
                                     -----------------------------------------------------------------------------------------------
                                       STABLE                   PATHWAY       PATHWAY       PATHWAY        GROWTH &
                                       VALUE        INCOME       SERIES        SERIES       SERIES          INCOME     INTERNATIONAL
                                        FUND         FUND       BALANCED    CONSERVATIVE    GROWTH           FUND          FUND
                                     -----------------------------------------------------------------------------------------------
ADDITIONS
Employee contributions               $  189,824    $40,957     $  294,904     $20,527      $143,200       $  896,619     $106,916
Employer contributions                    7,116      3,757         11,165       2,456        11,704           48,007        8,997
Interest and dividends                   48,987      1,847        130,601       1,263         7,523          531,955       14,511
Net realized and unrealized
     appreciation in fair value
     of investments                          --        318        151,258        (687)       (8,893)         643,493      (14,011)
                                     --------------------------------------------------------------------------------------------
                                        245,927     46,879        587,928      23,559       153,534        2,120,074      116,413

DEDUCTIONS
Benefit payments                         64,654      3,225        133,533         623         2,667          369,959        6,003
Administrative expenses                      38         --             25          --            --               19           --
                                     --------------------------------------------------------------------------------------------
                                         64,692      3,225        133,558         623         2,667          369,978        6,003

Transfers from (to) other funds       1,000,937     18,760      1,435,951      10,011        80,149        3,435,448       32,238

Net assets available for plan
     benefits at beginning of year           --         --             --          --            --               --           --
                                     --------------------------------------------------------------------------------------------

Net assets available for plan
     benefits at end of year         $1,182,172    $62,414     $1,890,321     $32,947      $231,016       $5,185,544     $142,648
                                     ============================================================================================

See accompanying notes.

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                           DRUG
                                                                                         EMPORIUM
                  CASH           RETIREMENT         INCOME AND         GROWTH              INC.
DEVELOPMENT     MANAGEMENT      PRESERVATION          GROWTH        OPPORTUNITIES         COMMON           LOAN
   FUND           FUND             TRUST               FUND             FUND              STOCK            FUND            TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
 $167,363        $    --         $  72,764         $   169,899       $   326,623         $  98,784       $     --        $2,528,380
   13,290             --                --                  --                --             3,575             --           110,067
   25,283            208            13,238              12,511               355                --             --           788,282


  (19,458)            --                --              57,053           131,717           140,126             --         1,080,916
----------------------------------------------------------------------------------------------------------------------------------
  186,478            208            86,002             239,463           458,695           242,485             --         4,507,645


    5,243             --            25,293              59,147           116,177            62,759         12,200           861,483
       --             --                --                  --                --                --             --                82
----------------------------------------------------------------------------------------------------------------------------------
    5,243             --            25,293              59,147           116,177            62,759         12,200           861,565

  108,964         (3,430)         (998,309)         (1,676,267)       (3,327,172)         (262,730)       145,450                --


       --          3,222           937,600           1,495,951         2,984,654           553,590        105,345         6,080,362
----------------------------------------------------------------------------------------------------------------------------------


 $290,199        $    --         $      --         $        --       $        --         $ 470,586       $238,595        $9,726,442
==================================================================================================================================

                         Drug Emporium, Inc. Employees 401(k) Plan

                       Statements of Changes in Net Assets Available
                         for Plan Benefits, with Fund Information
                                                    YEAR ENDED DECEMBER 31, 1996
                                           ----------------------------------------------
                                             CASH            RETIREMENT        INCOME AND
                                           MANAGEMENT       PRESERVATION         GROWTH
                                             FUND              TRUST              FUND
                                           ----------------------------------------------
ADDITIONS
Employee contributions                     $ 117,786         $ 479,177         $  689,515
Interest and dividends                         5,441            46,881             50,083
Net realized and unrealized
      appreciation in fair value
      of investments                              --                --             57,069
                                           ----------------------------------------------
                                             123,227           526,058            796,667

DEDUCTIONS
Benefit payments                              71,268            66,293             88,492
                                           ----------------------------------------------
                                              71,268            66,293             88,492
                                           ----------------------------------------------

Transfers from (to) other funds             (146,991)         (250,475)            15,802

Net assets available for plan
      benefits at beginning of year           98,254           728,310            771,974
                                           ----------------------------------------------

Net assets available for plan
      benefits at end of year              $   3,222         $ 937,600         $1,495,951
                                           ==============================================

See accompanying notes.

-------------------------------------------------------------
                     DRUG
                   EMPORIUM
   GROWTH            INC.
OPPORTUNITIES       COMMON           LOAN
    FUND            STOCK            FUND            TOTAL
-------------------------------------------------------------
 $1,203,115        $     --        $     --        $2,489,593
    181,145              --              --           283,550


    204,659          13,295              --           275,023
-------------------------------------------------------------
  1,588,919          13,295              --         3,048,166


    245,620           1,120           1,756           474,549
-------------------------------------------------------------
    245,620           1,120           1,756           474,549
-------------------------------------------------------------

    290,675          23,420          67,569                --


  1,350,680         517,995          39,532         3,506,745
-------------------------------------------------------------


 $2,984,654        $553,590        $105,345        $6,080,362
=============================================================

                    Drug Emporium, Inc. Employees 401(k) Plan

                          Notes to Financial Statements

                                December 31, 1997


1. DESCRIPTION OF THE PLAN

The following description of the Drug Emporium, Inc. Employees 401(k) Plan
(Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering all employees of Drug Emporium, Inc. and its subsidiaries (the Company) who have at least one year of service, are age twenty-one or older and have worked 1,000 hours or more. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants may contribute up to 15% of annual compensation limited to the maximum permitted by the Internal Revenue Code. The Company may make discretionary matching contributions, as approved by the Company's Board of Directors.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, allocations of the Company's discretionary contributions and Plan earnings. Forfeited balances of terminated participants' nonvested accounts are used to reduce future company contributions.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of vesting service. A participant is 100 percent vested after four years of vesting service.

                    Drug Emporium, Inc. Employees 401(k) Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

INVESTMENT OPTIONS

Effective April 1, 1997, the Plan trustee was changed from Merrill Lynch Trust Company to the current Trustee, Scudder Trust Company. In connection with this change, investment options available to participants to invest their contributions were also changed. Prior to April 1, 1997, a participant could direct contributions in 10% increments in any of the following four investment options:

o Merrill Lynch Retirement Preservation Trust - Funds are invested in units of a mutual fund that invests in Guaranteed Investment Contracts, U.S. Government and U.S. Government agency securities.

o Fidelity Advisor Income and Growth Fund - Funds are invested in shares of a mutual fund that invests in U.S. Government bonds, corporate bonds and a diversified selection of common stocks.

o Fidelity Advisor Growth Opportunities Fund - Funds are invested in shares of a mutual fund that invests in growth, cyclical and value stocks, and securities convertible to common stocks.

o Drug Emporium, Inc. Common Stock - Funds are invested in shares of Drug Emporium, Inc., common stock through an investment company.

Beginning April 1, 1997, participants may direct contributions in 5% increments in any of the following investment options:

o Scudder Stable Value Fund -- A collective investment trust which invests primarily in high-quality instruments, including guaranteed investment contracts, bank investment contracts, money market instruments, and synthetic contracts. These sysnthetic contracts are composed of triple-A-rated securities and high-quality bond portfolios wrapped by insurance companies or banks rated AA or higher.

o Scudder Income Fund -- A mutual fund that invests primarily in high-grade corporate bonds and government securities.

                    Drug Emporium, Inc. Employees 401(k) Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

INVESTMENT OPTIONS (CONTINUED)

o Scudder Pathway Series - Conservative -- A mutual fund that invests in a mix of other Scudder mutual funds. The portfolio is typically invested 40%-80% in bond funds, 20%-50% in stock funds, and 0%-15% in stable value funds.

o Scudder Pathway Series - Balanced -- A mutual fund that invests in a mix of other Scudder mutual funds. The portfolio is typically invested 40%-70% stock funds, 25%-60% in bond funds, and 0%-10% in stable value funds.

o Scudder Pathway Series - Growth -- A mutual fund that invests in a mix of other Scudder mutual funds. The portfolio is typically invested 60%-90% in stock funds, 10%-40% in bond funds, and 0%-5% in stable value funds.

o Scudder Growth and Income Fund -- A mutual fund that primarily invests in common and preferred stocks and convertible securities of established companies.

o Scudder International Fund -- A mutual fund that primarily invests in foreign stocks of established companies.

o Scudder Development Fund -- A mutual fund that typically invests in small, emerging, or developing companies.

o Drug Emporium, Inc. Common Stock - Funds are invested in shares of Drug Emporium, Inc., Common Stock through an investment company.

PARTICIPANT LOANS RECEIVABLE

Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as transfers between the investment funds and the loan fund. Principal and interest is paid ratably, through bi-weekly payroll deductions.

                    Drug Emporium, Inc. Employees 401(k) Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

DISTRIBUTION OF BENEFITS

Participants, or their beneficiaries, are entitled to receive 100% of their vested portion of Company contributions and related earnings thereon upon termination, normal retirement (age 65), early retirement (age 59 1/2), death, or total and permanent disability.

PLAN TERMINATION

The Company has the right to discontinue and terminate the Plan. In the event of a termination or partial termination of the Plan, the right of each participant to benefits accrued to the date of such termination or partial termination shall be nonforfeitable.

2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING AND PRESENTATION

The financial statements of the Plan have been prepared in conformity with generally accepted accounting principles, which requires the use of management's estimates, as applied to defined contribution employee benefit plans.

The accounting records of the Plan are maintained on an accrual basis. The Plan includes participants who are employees of Drug Emporium, Inc. and its subsidiaries.

ADMINISTRATIVE EXPENSES

Substantially all administrative expenses of the Plan are paid by the Company.

                    Drug Emporium, Inc. Employees 401(k) Plan

2. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. The shares of mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The investment in the collective investment trust is stated at fair value as determined by the Trustee. The participant loans receivable are valued at cost which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3. INCOME TAX STATUS

With the change in the Plan Trustee effective April 1, 1997, the Company established a new Plan agreement consisting of a Scudder Prototype 401(k) Plan. The provisions of the new Plan are similar to the provisions of the prior Plan. The Internal Revenue Service ruled on January 18, 1995 that the Plan in effect prior to April 1, 1997 qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust was not subject to tax under present income tax law.

The Plan intends to apply for a determination letter from the Internal Revenue Service stating that the Scudder Prototype 401(k) Plan adopted effective April 1, 1997 is qualified under Section 401(a) of the IRC. However, the Company represents that the Plan is qualified and, therefore, is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC and ERISA to maintain its tax-exempt status. The Company is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

4. TRANSACTIONS WITH PARTIES-IN-INTEREST

At December 31, 1997 and 1996, the Plan owned 118,598 and 126,176 shares of the Company's common stock, respectively. The Plan purchased 28,102 and 18,573 shares in 1997 and 1996 for $128,426 and $79,364, respectively. The Plan sold 35,680 and 16,726 shares in 1997 and 1996 for $165,198 and $66,672, respectively. The market value of the Company's common stock at December 31, 1997 and 1996 was based on quoted market values. At December 31, 1997, the market value of Drug Emporium, Inc. Common Stock was approximately $3.94 per share. There were no cash dividends received during the years ended December 31, 1997 and 1996 from the Company.

                           Drug Emporium, Inc. Employees 401(K) Plan

                        Schedule of Assets Held for Investment Purposes

                                       December 31, 1997

   IDENTITY OF ISSUE, BORROWER,               DESCRIPTION                           CURRENT
     LESSOR OR SIMILAR PARTY                   OF ASSET              COST            VALUE
---------------------------------------------------------------------------------------------
Scudder Stable Value Fund                   1,175,056 shares      $1,175,056       $1,175,056

Scudder Income Fund                             4,354 shares          58,394           58,657

Scudder Pathway Series-Balanced               145,558 shares       1,754,845        1,879,156

Scudder Pathway Series - Conservative           2,387 shares          31,184           30,491

Scudder Pathway Series - Growth                16,577 shares         227,515          219,312

Scudder Growth and Income Fund                187,982 shares       4,589,199        5,137,537

Scudder International Fund                      2,921 shares         151,793          133,651

Scudder Development Fund                        7,183 shares         297,264          276,909

Drug Emporium Stock                           118,598 shares         644,633          467,011

Participant Loans                             238,595 par                 --          238,595
                                                                  ---------------------------

                                                                  $8,929,883       $9,616,375
                                                                  ===========================

                                              Drug Emporium, Inc. Employees 401(K) Plan

                                                 Schedule of Reportable Transactions

                                                    Year ended December 31, 1997
                                                                                                             CURRENT
                                                                                                              VALUE
                                                                                                           OF ASSET ON       NET
  IDENTITY OF PARTY                 DESCRIPTION                   PURCHASE      SELLING      COST OF       TRANSACTION       GAIN
      INVOLVED                        OF ASSET                     PRICE         PRICE        ASSET            DATE         (LOSS)
-----------------------------------------------------------------------------------------------------------------------------------
Category (i) - Individual transactions in a securities issue aggregating in excess of 5% of plan assets.
--------------------------------------------------------------------------------------------------------

Merrill Lynch             Fidelity Advisor Income and Growth     $       --    $3,377,786   $2,900,346      $3,377,786     $477,440
                              Fund, 91,688 shares

Merrill Lynch             Fidelity Advisor Income and Growth             --     1,616,532    1,486,286       1,616,532      130,246
                              Fund, 95,304 shares

Merrill Lynch             Retirement Preservation Trust,                 --       942,474      942,474         942,474           --
                               942,474 shares

Scudder Trust Company     Stable Value Fund, 944,391 shares         944,391            --      944,391         944,391           --

Scudder Trust Company     Pathway Series Balanced, 130,828        1,550,318            --    1,550,318       1,550,318           --

Scudder Trust Company     Growth and Income Fund,                 3,359,015            --    3,359,015       3,359,015           --
                               143,609 shares


Category (iii) - Series of transactions in a securities issue aggregating in excess of 5% of plan assets.
---------------------------------------------------------------------------------------------------------

Merrill Lynch             Fidelity Advisor Growth
                              Opportunities Fund
                              9 sales, 96,292 shares                     --     3,548,041    3,045,461       3,548,041      502,580
                              11 purchases, 13,459 shares           492,308            --      492,308         492,308           -

Merrill Lynch             Fidelity Advisor Income &
                              Growth Fund
                              13 sales, 102,392 shares                   --     1,738,410    1,596,455       1,738,410      141,956
                              10 purchases, 13,016 shares           219,338            --      219,338         219,338           --

Merrill Lynch             Retirment Preservation Trust
                              12 sales, 1,027,445 shares                 --     1,027,445    1,027,445       1,027,445           --
                              73 purchases, 108,979 shares          108,979            --      108,979         108,979           --

Scudder Trust Company     Stable Value Fund
                              56 sales, 191,150 shares                   --       191,150      191,150         191,150           --
                              93 purchases, 1,360,006 shares      1,360,006            --    1,360,006       1,360,006           --

Scudder Trust Company     Pathway Series-Balanced
                              45 sales, 20,377 shares                    --       270,850      243,903         270,850       26,947
                              59 purchases, 166,721 shares        2,009,358            --    2,009,358       2,009,358           --

Scudder Trust Company     Pathway Series-Growth
                              20 sales, 2,717 shares                     --        36,881       35,571          36,881         (690)
                              54 purchases, 19,268 shares           265,062            --      265,062         265,062           --

Scudder Trust Company     Growth and Income Fund
                              47 sales, 20,321 shares                    --       577,351      482,195         577,351       95,156
                              71 purchases, 208,695 shares        5,085,661            --    5,085,661       5,085,661           --

Scudder Trust Company     Development Fund
                              21 sales, 575 shares                       --        24,001       23,105          24,001          896
                              53 purchases, 7,733 shares            320,345            --      320,345         320,345           --

There were no Category (ii) or (iv) reportable transactions.
------------------------------------------------------------

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